UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-8606

Verizon Communications Inc., on behalf of the Verizon Savings Plan for Management Employees (successor by merger to the Verizon Business Savings Plan)

(Exact name of registrant as specified in its charter)

140 West Street, New York, NY 10007 (212) 395-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Verizon Business Savings Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 0

Effective December 18, 2009, the Verizon Business Savings Plan was merged with and into the Verizon Savings Plan for Management Employees.

Pursuant to the requirements of the Securities Exchange Act of 1934, Verizon Communications Inc., on behalf of the Verizon Savings Plan for Management Employees (successor by merger to the Verizon Business Savings Plan), has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 30, 2010	VERIZON COMMUNICATIONS INC.

	By:	/s/ William L. Horton, Jr.
		Name:	William L. Horton, Jr.
		Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary